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                             April 10, 2024

       Granger Whitelaw
       Chief Executive Officer
       GoLogiq, Inc.
       85 Broad Street, 16-079
       New York, NY 10004

                                                        Re: GoLogiq, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
November 9, 2023
                                                            File No. 333-231286

       Dear Granger Whitelaw:

            We have reviewed your submission filed on April 5, 2024 and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 22

   1. With respect to your submission filed on April 5, 2024, we note your statement that you reviewed Schedule 13D
or 13G filings, material contracts, and representation on your board of directors in
connection with your required submission under paragraph (a).Please supplementally describe
to us any additional materials that were reviewed and tell us whether you relied upon
any legal opinions or third party certifications such as affidavits as the basis for your
submission.
 Granger Whitelaw
FirstName   LastNameGranger Whitelaw
GoLogiq, Inc.
Comapany
April       NameGoLogiq, Inc.
       10, 2024
April 210, 2024 Page 2
Page
FirstName LastName
       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Scott Kline